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Chief Executive Officer & Business Advisor

Perth, Australia

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Meridian Hive

University of Texas at Austin

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500+ connections

20 years of experience developing superior leadership presence and business acumen allows me to provide strategies and systems to accomplish measurable improvements across functions, departments and organizations. I set myself apart by not only setting high level executive direction b...

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Experience

Meridian Hive

Meridian Hive

2 yrs 9 mos

Chief Executive Officer

May 2018 – Present · 5 mos

Austin, Texas Area

Focused on building and developing the organization required to meet our growth targets and realize Meridian Hive's vision. We continue to work passionately to deliver the best mead to all of our existing and future customers.

Director of Finance, Sales and Marketing

Jan 2016 – Present · 2 yrs 9 mos

Austin, Texas Area

Managing BOD member focused on building the company's management systems and structures to grow from start up to total domination in the modern mead market.

Big Stream Consulting

Organisational Change Specialist

Big Stream Consulting

Jan 2015 – Present · 3 yrs 9 mos

Fremantle, WA

Providing expertise to execute disruption to the status quo and make game changing moves to improve your team performance and business results.

Big Stream Funding LLC

Founding Member

Big Stream Funding LLC

Jun 2011 – Present · 7 yrs 4 mos

USA

Working to improve the success of real estate investors and small businesses.

Oniqua Intelligent

Executive Vice President, Customer Success

 MRO

Oniqua Intelligent MRO
Jan 2013 – Oct 2014 · 1 yr 10 mos
Brisbane, Australia

 Newmont Mining Corporation

Newmont Mining Corporation
10 yrs

Black Belt - Project Lead
Nov 2010 – Dec 2012 · 2 yrs 2 mos

Project lead for internal Lean Six Sigma projects.

Manager, Business Process
Feb 2009 – Mar 2011 · 2 yrs 2 mos

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Education

 University of Texas at Austin

University of Texas at Austin
BS, Mechanical Engineering
1998
Activities and Societies: Tau Beta Pi - Vice President

 Acuity Institue

Acuity Institue
Black Belt, Lean Six Sigma
2010 – 2012





